UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of June, 2010
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Translation of registrant’s name into English)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☑ Form 40-F☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..

Appointment of Director
On June 9, 2010, the board of directors of China Enterprises Limited (the “Company”) appointed Mr. Sin Chi Fai to the Company’s board of directors, as an independent non-executive director, and to the Company’s audit committee. Mr. Sin was appointed to fill the vacancy created by the resignation of Mr. David Bussmann. Mr. Sin’s term commenced on June 9, 2010 and will expire until re-elected or his successor is appointed at the next annual general meeting of shareholders.
Mr. Sin, age 50, obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 10 years’ experience in banking field and has over 13 years’ sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Wing On Travel (Holdings) Limited and Hanny Holdings Limited, both are publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia. From January 19, 2005 until October 30, 2007, Mr. Sin served as an independent non-executive director, member of the audit committee, and member of the remuneration committee (from its establishment on April 26, 2005 until October 30, 2007), of China Strategic Holdings Limited, which is publicly listed in Hong Kong. From November 1, 2006 until May 15, 2008, Mr. Sin served as an independent non-executive director, member of the audit committee, and member of the remuneration committee (from its establishment on September 21, 2007 until May 15, 2008) of Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), which is publicly listed in Hong Kong.
There is no arrangement between Mr. Sin and any other persons, pursuant to which Mr. Sin was elected as a director. Mr. Sin neither has a direct or indirect material interest in any transactions with the Company nor entered into any material contract, arrangement or plan with the Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2010	CHINA ENTERPRISES LIMITED
	By:	/s/ Allan Yap
		Name:	Allan Yap
		Title:	Chairman